EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Three
	Months
	Ended
	March 31,		Year Ended December 31,
(in thousands)	2009		2008		2007		2006		2005		2004
Ratio 1 — Including Interest on Deposits
Earnings:
Income from continuing operations before income taxes	$(221,806)		(652,421)		527,674		645,538		563,340		489,979
Fixed charges	145,131		787,227		1,095,972		895,696		535,408		303,451

Total	$(76,675)		134,806		1,623,646		1,541,234		1,098,748		793,430

Fixed Charges:
Interest on deposits	$132,294		667,453		912,472		746,669		408,405		216,682
Interest on short-term borrowings	841		38,577		92,970		72,958		34,342		20,236
Interest on long-term debt	10,019		73,657		84,014		71,050		88,299		62,571
Portion of rents representative of the interest factor (1/3) of expense	1,977		7,540		6,516		5,019		4,362		3,962

Total fixed charges	$145,131		787,227		1,095,972		895,696		535,408		303,451

Ratio of earnings to fixed charges	(0.53	x)	0.17	x	1.48	x	1.72	x	2.05	x	2.61	x

Ratio 1 — Excluding Interest on Deposits
Earnings:
Income from continuing operations before income taxes	$(221,806)		(652,421)		527,674		645,538		563,340		489,979
Fixed charges	12,837		119,774		183,500		149,027		127,003		86,769

Total	$(208,969)		(532,647)		711,174		794,565		690,343		576,748

Fixed Charges:
Interest on short-term borrowings	$841		38,577		92,970		72,958		34,342		20,236
Interest on long-term debt	10,019		73,657		84,014		71,050		88,299		62,571
Portion of rents representative of the interest factor (1/3) of expense	1,977		7,540		6,516		5,019		4,362		3,962

Total fixed charges	$12,837		119,774		183,500		149,027		127,003		86,769

Ratio of earnings to fixed charges	(16.28	x)	(4.45	x)	3.88	x	5.33	x	5.44	x	6.65	x